Mail Stop 4561

September 3, 2008

VIA USMAIL and FAX (310) 255-4560

Mr. Thad Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

      Re: **Anworth Mortgage Asset Corporation**
                Form 10-K as of December 31, 2007
                Filed on March 12, 2008
                File No. 001-13709

Dear Mr. Thad Brown:

        We have reviewed your response letter filed August 15, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7 – Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   We read your response to comment two. Given there was a deficit in cash generated from operating activities, it is unclear what specific sources were used to fund your distributions such as borrowings from your repurchase agreements or stock issuances. Please advise and confirm that you will expand your MD&A in future filings to address any alternative sources used to fund distributions.

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-6

2.   We read your response to comment four. Since paragraphs 28 and 29 of SFAS 95 requires adjusting net income to reconcile it to net cash flows from operating activities, your presentation in which you reconcile from net (loss) income from continuing operations does not comply. Please advise or revise as appropriate in future filings.

Note 1 – Organization and Significant Accounting Policies

Income Taxes, page F-13

3.   Per your response to comment five, in future filings please include disclosure of the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Note 3 – Repurchase Agreements, page F-18

4.   Per your response to comment six, in future filings please conform the information regarding maturities to the guidance provided in Rule 4-08(m) of Regulation S-X.

DEFINITIVE PROXY STATEMENT FILED APRIL 22, 2008

Compensation Discussion and Analysis

Setting Executive Compensation, page 12

5.   Please describe in more detail the Compensation Committee's use of peer group comparisons. Clarify how the base salary and bonus amounts paid to your NEOs compared to the overall compensation paid to executive officers at the peer group companies. To the extent these comparisons were material to your base salary and bonus amount determinations please discuss how the Committee used the comparisons as a factor in determining base salary.

Incentive Compensation, page 14

6.   We note your response to prior comment 9 and the hypothetical example of how the 2002 Incentive Plan compensation is calculated. Please explain to us the line item titled "Blended % (based on tiers) of Average Net Worth used to calculate Incentive pool." Also, please tell us how you determine "average net worth." Please include the hypothetical example and the additional clarifying disclosure in your future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief